Exhibit 18.1


                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


March 6, 1998



Mr. Michael Crabbe
Chief Financial Officer
Showpower, Inc.
18128 South Santa Fe Avenue
Rancho Dominguez, California  90221

Dear Michael:

We have audited the consolidated balance sheet of Showpower, Inc. and subsidiaries as of December 31, 1997 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1997 and 1996, included in the Registration Statement on Form SB-2 filed by Showpower, Inc. with the Securities and Exchange Commission, and have issued our report thereon dated March 6, 1998. Note 4 to such financial statements contains a description of your adoption during the year ended December 31, 1997 of the straight-line depreciation method. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,


/s/ Deloitte & Touche LLP